DLA Piper Rudnick Gray Cary US LLP 1221 S. MoPac Expressway, Suite 400 Austin, Texas 78746-7650
T F W	512.457.7122 512.457.7001 www.dlapiper.com

June 27, 2006

Via EDGAR (with a copy by Federal Express)

Mr. Martin F. James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SigmaTel, Inc.
Form 10-K for the Year Ended December 31, 2005 and related filings
Form 10-Q for the Quarter Ended March 31, 2006
File No. 000-50391

Dear Mr. James

We are writing on behalf of SigmaTel, Inc. (“SigmaTel”), in regard to the comment letter from the Staff of the Securities and Exchange Commission dated June 21, 2006 containing comments to SigmaTel’s Form 10-K for the Year Ended December 31, 2005 and related filings and Form 10-Q for the Quarter Ended March 31, 2006.

SigmaTel is in receipt of the comment letter and is actively engaged in preparing a response. However, due to scheduling constraints related to the end of SigmaTel’s second fiscal quarter, the need to review the response with SigmaTel’s independent accountants and the Fourth of July holiday, SigmaTel is unable to appropriately prepare and review a response within the ten business days noted in the comment letter. As Ross Goolsby, SigmaTel’s Chief Financial Officer, discussed with Ms. Tara Harkins of the Staff today on the telephone, SigmaTel will respond to the Staff’s comment letter on or before July 14, 2006.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (512) 457-7122. Thank you very much for your assistance.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

/s/ Patrick C. Maroney

Patrick C. Maroney

Admitted to practice in Texas

cc:	Ross Goolsby